June 23, 2020

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	Christopher Edwards Celeste Murphy Kristin Lochhead Daniel Gordon

Re:	Akouos, Inc.
Registration Statement on Form S-1 (File No. 333-238977)

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise that between June 22, 2020 and the date hereof, approximately 1,040 copies of the Preliminary Prospectus dated June 22, 2020 were distributed to prospective underwriters, institutional investors and prospective dealers in connection with the above-captioned Registration Statement.

We wish to advise you that the participating underwriters have informed us that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Time, on Thursday, June 25, 2020 or as soon thereafter as practicable.

[Signature page follows]

Very truly yours,

BOFA SECURITIES, INC.
COWEN AND COMPANY, LLC

PIPER SANDLER & CO.

As representatives of the Underwriters

By:	BofA Securities, Inc.

By:	/s/ Michael Liloia
	Name:	Michael Liloia
	Title:	Director

By:	Cowen and Company, LLC

By:	/s/ Bill Follis
	Name:	Bill Follis
	Title:	Managing Director

By:	Piper Sandler & Co.

By:	/s/ Neil Riley
	Name:	Neil Riley
	Title:	Managing Director